Exhibit 16.1

Tel: 615-312-9060 Fax: 251-476-1678 www.bdo.com	8 Cadillac Drive, Suite 160 Brentwood, TN 37027

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on August 10, 2026, to be filed by our former client, Shepherd’s Finance, LLC. We agree with the statements made in response to that Item insofar as they relate to our firm.

Very truly yours,

/s/ Brentwood, Tennessee

Brentwood, Tennessee

August 12, 2026

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.